Exhibit 99.68

Enthusiast Gaming Launches its First Free Ad-Supported Streaming TV
Channel, BCC Gaming, with Samsung TV Plus; Expanding its Connected TV
Programming Footprint and Reaching New Audiences

Featuring the latest from Fortnite, Minecraft, Grand Theft Auto and Call of Duty, plus gaming series from Arcade Cloud, pop culture shows from Wisecrack, and content from esports stars, gaming YouTubers and top streamers, programming will be available 24/7 on this FAST linear channel

TORONTO, Nov. 12, 2020 -- Enthusiast Gaming Holdings, Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) announced the launch of BCC Gaming, its first free ad-supported streaming television, or FAST, channel, which is available on Samsung TV Plus, Samsung’s free Smart TV video service, in the United States.

This licensing and distribution activity is the latest result of Enthusiast Gaming’s recent acquisition of Omnia Media, which extends the company from one that was previously focused on online esports and gaming communities to one that produces and distributes premium, original content--now reaching 300 million gamers monthly and counting. By combining the #1 Fortnite community with some of the world’s top gaming and pop culture creators such as Arcade Cloud, WiseCrack, and more, and making such content available on Samsung TV Plus, BCC Gaming aims to offer the hottest gaming content in one place, for viewers at home.

“As gaming has become the dominant entertainment source for Gen Zs and Millennials, being twice as big as the music and film industries combined, making our content available on Samsung TV Plus was the next natural step in the company’s growth,” said Adrian Montgomery, CEO of Enthusiast Gaming. “We successfully captured the attention of those who live on the web, with Nintendo Enthusiast, Destructoid, The Sims Resource, and on You Tube with the acquisition of Omnia Media. Samsung TV Plus, allows us to reach a whole new audience, and we couldn’t be more excited to start this next chapter with them.”

BCC Gaming can be found on Samsung TV Plus, channel 1353, and programming is set to include: “BCC”, “The Squad”, “Block Squad”, “Roach Plays”, “Wisecrack Edition”, “Arcade Cloud News”, “Sidemen” and “Zero Punctuation”.

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As the largest Fortnite community channel and a top 5 gaming brand on YouTube, each week, “BCC” will feature the best highlights from Fortnite, Among Us, Call of Duty, Grand Theft Auto and more. It’s SportsCenter for Fortnite

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The most popular Fortnite-inspired animated series on the internet with over 200 million YouTube views and 65 episodes, is Arcade Cloud’s “The Squad”, their signature ensemble comedy follows a lovable band of misfits who must work together to survive an ever-changing and always dangerous battle royale

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“Block Squad” is an animated comedy series inspired by the best-selling game of all time, Minecraft. Follow Stan and his square squad of animal pals as they navigate an ever-changing world of biomes, zombies, and blocks. Since launching in August 2019, Block Squad has over 50 million YouTube views as well as tens of millions of views on Snapchat

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Also hailing from Arcade Cloud, is “Roach Plays”, their one-of-a-kind spin on “Let’s Play” streams, which features hilarious commentary from fan-favorite star of The Squad, Roach, animated over real gameplay from Fortnite, Minecraft, and other trending games

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Wisecrack’s collective of academics, filmmakers, artists, and pop culture junkies are inspired by their constant curiosity for the world around them, and dive into the deeper meaning of your favorite games, movies, TV shows, albums, and more on “Wisecrack Edition”

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“Arcade Cloud News” is the source for all the latest in the world of gaming. With three new videos a week, Arcade Cloud News is always on the pulse of everything gaming, from news and tips on all the biggest titles to next gen console wars

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In “Sidemen”, the stars of the eponymous YouTube Red original series and one of the most popular gaming collectives of gaming personalities in the world, deliver personality-driven fresh content, from livestreams to let’s play to challenges, to millions of loyal fans around the globe

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“Zero Punctuation” is The Escapist’s long-running, groundbreaking video review series starring Ben “Yahtzee” Croshaw. Every week Zero Punctuation picks apart the games, so you don’t have to. Now in its 13th year, “Zero Punctuation” has produced nearly 700 episodes.

Also, to be made available on the channel is content from Enthusiast Gaming’s EGLX 2020, a 4-day extravaganza (Nov 10-13) that will bring gamers together online, through a fusion of video games, Esports, music, fashion, and lifestyle content and events. They will replay the “Rising Stars Final Showdown,” in which amateur gamers will be given a shot to be the next gaming celebrity. Contestants will be mentored by Luminosity Gaming talent, as well as fight through a gauntlet to impress our influencer judges. The winner will receive a $100,000 Luminosity contract. A Call of Duty Tournament hosted by paraplegic gamer Rocky No Hands, exclusive to paraplegics using a gaming controller designed specifically for them, will air, too.

“Our audience has a tremendous appetite for gaming content--and consume it on any video platform whether it be YouTube, Snapchat, TikTok or OTT. Enthusiast Gaming is a big believer in, and champion of free ad-supported streaming television and we couldn’t be more excited to bring BCC to Samsung TV Plus. We look forward to both converting existing content and developing new gaming programming for OTT’s more lean back experience,” said Greg Kampanis, Executive Vice President, Content of Enthusiast Gaming.

Samsung TV Plus delivers instant access to 150 channels and growing across news, sports, movies, entertainment, and more – no subscriptions or credit cards, just an internet connection. Pre-installed on all 2016-2020 Samsung Smart TVs, and available for download on select Samsung mobile devices, millions of users already use Samsung TV Plus, making it one of the top apps on the Samsung Smart TV platform. For more information on Samsung and Samsung TV Plus, please visit:  samsungtvplus.com

About Enthusiast Gaming:

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX ( eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects ( pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative. Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts:
Enthusiast Gaming: - Eric Bernofsky
Chief Corporate Officer
press@enthusiastgaming.com

Media Relations – ID Public Relations
EnthusiastGaming@id-pr.com